21001828

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enlace Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 Broadway, Suite 1303
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Appelson (646-344-8990)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

12700 Park Central Drive, Suite 1400	Dallas	TX	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stuart Appelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enlace Markets, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NC
Wake County

JOSEPH ZAMBO
Notary Public
Wake Co., North Carolina
My Commission Expires Oct. 17, 2023

Signature

CFO / FINOP
Title

2-22-2021
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors of Enlace Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Enlace Markets, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Turner, Stone & Company, LLP

We have served as the Company's auditors since 2018.

February 24, 2021

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

ENLACE MARKETS , INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ENLACE MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash in Bank	$ 34,216
Prepaid expense	1,106
TOTAL ASSETS	$ 35,322

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued liabilities	$ 5,705
TOTAL LIABILITIES	5,705
TOTAL LIABILITIES	5,705
COMMITMENTS & CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, par value $1, 100 shares authorized, 10 shares issued and outstanding	10
Additional Paid-in Capital	803,854
Accumulated Deficit	(774,247)
TOTAL STOCKHOLDER'S EQUITY	29,617
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 35,322

The accompanying notes are an integral part of this financial statement.

ENLACE MARKETS, INC.
NOTES TO FINANCIAL STATEMENT

December 31, 2020

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Organization

Enlace Markets, Inc., (the "Company"), was incorporated in Delaware in February 2006 and is a registered broker-dealer. Enlace USA, Inc., (the "Parent") owns 100% of the common stock. The Company is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA").

Description of Business

The Company, located in New York, NY, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

Basis of Accounting

The financial statement of the Company has been prepared on the accrual basis of accounting and accordingly reflects all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company will consider accounts receivable to be fully collectible. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues and fees earned by the company in exchange for services provided will be recognized when the Company has completed its contractual obligations and collection is reasonably assured.

In 2018 the Company adopted ASU No. 2014-09 Revenue from contracts with Customers (Topic 606). Revenue from contracts with customers includes commission revenues and fees earned in exchange for services provided. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. For Commission revenue the Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. For fees earned in exchange for services provided revenue will be recognized when the Company has completed its contractual obligations and collection is reasonable assured.

ENLACE MARKETS, INC.
NOTES TO FINANCIAL STATEMENT

December 31, 2020

Liquidity and Capital Resources

The Company has funded its operations through capital contributions by its Parent. Management of the company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Pursuant to ASC 740, Income Taxes, deferred income taxes are recognized for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of those assets and liabilities that will result in taxable or deductible amounts in future years. The Company is a member of the Parent consolidated group and elected to be included in the consolidated tax return of Parent (Note A). Currently, there is no formal policy between members of the Parent consolidated group with respect to the reimbursement or payment to or from other members of the group for tax benefits or burdens received or borne by the other group members. Historically, the Company's tax benefit has been utilized by Parent consolidated group so no income tax benefit has been recorded in the accompanying financial statement.

A reconciliation of the Company's income tax benefit at the statutory federal and state rate of 37% to income tax benefit at the Company's effective rate for the year ended December 31, 2020 is as follows:

Tax expense (benefit) at statutory rate	$(36,217)
Benefit utilized by Parent consolidated group	36,217
Income tax benefit	$ -

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statement at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Recent Accounting Pronouncements

During the year ended December 31, 2020 and through February 24, 2021 there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements had or will have a material impact on the Company's financial statement.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statement. The evaluation was performed through February 24, 2021 which is the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $28,511 which exceeded the minimum requirement of $5,000 by $23,511 The Company's ratio of aggregate indebtedness to net capital was .2001 to 1.

NOTE C – Rule 15c3-3

The Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by the SEC staff.

NOTE D- RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate, Enlace New York, Inc., that has agreed to pay for expenses incurred that are attributable to the Company for shared employees, office space and overhead. Such expenses are allocated on a reasonable basis, which the Company records monthly as a contribution to capital. These amounts totaled $10,416, including $6,780 for rent, for the year ended December 31, 2020. Parent cash contribution to capital was $95,000 for the year ended December 31, 2020.

NOTE E- COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC450) and Accounting Standards Codification 440 Commitments (ASC440). Management has determined that no significant commitments and contingencies exist as of December 31, 2020.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there were no claims arising or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains insurance that the Company's management believes is adequate to reduce the exposure of insured risks to an acceptable level.